QuickLinks -- Click here to rapidly navigate through this document

THIS LETTER OF TRANSMITTAL MUST BE COMPLETED AND MUST ACCOMPANY CERTIFICATES FOR COMMON SHARES OF REPADRE CAPITAL CORPORATION IN ORDER TO EXCHANGE REPADRE SHARES FOR COMMON SHARES OF IAMGOLD CORPORATION UPON THE COMPLETION OF THE ARRANGEMENT INVOLVING REPADRE AND IAMGOLD.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL
To Transmit Common Shares of
REPADRE CAPITAL CORPORATION

IN CONNECTION WITH THE PLAN OF ARRANGEMENT
PURSUANT TO WHICH REPADRE CAPITAL CORPORATION WILL
AMALGAMATE WITH IAMGOLD SUBCO AND THE AMALGAMATED
CORPORATION WILL BE A WHOLLY-OWNED SUBSIDIARY OF IAMGOLD

        Computershare Trust Company of Canada (the "Depositary") (see last page for address and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

        This Letter of Transmittal, properly completed and signed in accordance with the instructions set forth below, together with the certificate(s) representing the common shares (the "Repadre Shares") of Repadre Capital Corporation ("Repadre") covered hereby and all other documents required hereby, should be delivered in person or mailed to the Depositary at the address set forth in this Letter of Transmittal.

        Terms used herein with initial capital letters, unless otherwise defined, have the meanings given to them in the management information circular (the "Circular") dated December 6, 2002 of Repadre which accompanies this Letter of Transmittal.

To:	Repadre Capital Corporation
And to:	IAMGold Corporation
And to:	1551116 Ontario Inc.
And to:	Computershare Trust Company of Canada

        The undersigned hereby delivers to you the enclosed certificate(s) representing Repadre Shares, details of which are as follows:

Certificate Number(s)	Name in which Registered	Number of Repadre Shares Transmitted

(Attach list in the above form, if necessary.)

        The undersigned hereby covenants, represents and warrants that (i) the undersigned is the owner of, or the authorized attorney of the owner of, the Repadre Shares represented by the certificate(s) listed above and enclosed herewith, (ii) such Repadre Shares are owned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to deal with such Repadre Shares as herein contemplated, and (iv) unless this Letter of Transmittal is revoked by the undersigned not later than 5:00 pm (Toronto time) on January 3, 2003, the undersigned will not, prior to such time, transfer or permit to be transferred any such Repadre Shares.

        The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement.

        The undersigned hereby transmits the certificate(s) listed above representing Repadre Shares to be dealt with only upon the Arrangement becoming effective in accordance with the Plan of Arrangement and this Letter of Transmittal.

        The undersigned hereby acknowledges that, upon the Effective Date (currently scheduled to be January 7, 2003), Repadre and 1551116 Ontario Inc. ("IAMGold Subco") will amalgamate and the share certificate(s) listed above will be exchanged for a certificate or certificates representing common shares ("IAMGold Shares") of IAMGold Corporation ("IAMGold") on the basis of 1.6 IAMGold Shares for every one Repadre Share represented by the share certificate(s) listed above.

        No fractional IAMGold Shares will be issued to the undersigned upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares to which the undersigned would otherwise be entitled will be rounded down to the next whole number of IAMGold Shares.

        It is understood and agreed that upon receipt of this Letter of Transmittal and the certificate(s) described above, together with the other documents required hereby, the Depositary will, as soon as practicable after the Effective Date and in any event, not later than the fifth Business Day after the later of the Effective Date and the date of receipt of this Letter of Transmittal and such certificate(s) and other documents, send to the undersigned or as directed below, at no cost to the undersigned, a certificate representing the number of IAMGold Shares to which the undersigned is entitled.

        The undersigned hereby authorizes and directs the Depositary: (i) to register the certificate(s) representing the number of IAMGold Shares to which the undersigned is entitled by reason of the terms of the Arrangement and to mail the same by first class mail or to hold such share certificate(s) for pickup, all in accordance with the instructions given below by the undersigned; or (ii) in the absence of such instructions, to register the certificate(s) representing such IAMGold Shares in the name(s) of the registered holder(s) of the certificate(s) described above and to mail the same as aforesaid to the said registered holder(s) at the address imprinted by the undersigned below on this Letter of Transmittal or, if none, at the address of the undersigned appearing in the records of Repadre.

        The authority hereby conferred shall survive the completion of the Arrangement and the death or incapacity of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        The undersigned confirms his or her express requirement that this document and all documents and agreements directly or indirectly relating thereto be drawn up solely in the English language and Repadre, IAMGold and the Depositary, by acting in accordance with this Letter of Transmittal, make it their own. Le (la) soussigné(e) reconnait avoir exigé specifiquement que le présent document ainsi que tous les documents et contrats s'y rapportant directement ou indirectement, soient rédigé exclusivement en anglais et Repadre, IAMGold et le Depositaire, en donnant suite la présente Lettre de Transmission confirment que cette exigence est également la leur.

REGISTRATION INSTRUCTIONS
Issue certificate(s) to:
Name ________________________________________________ (Please Print)
Address ________________________________________________

_______________________________________________________ (Include Postal or Zip Code) Area Code and Tel. No.: ________________________________________________
Residents or Citizens of the United States must provide their Taxpayer Identification Number:
________________________________________________

SPECIAL REGISTRATION AND/OR DELIVERY INSTRUCTIONS (See Instruction 5)

To be completed ONLY if the certificate(s) for IAMGold Shares is/are to be issued and/or sent to someone other than the undersigned, or to the undersigned at an address other than that appearing below under "Sign Here" or is/are to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing.
Mail ☐ certificate(s) to:
Name ________________________________________________ (Please Print)
Address ________________________________________________

_______________________________________________________ (Include Postal or Zip Code)
Hold ☐ certificate(s) for pick-up against counter receipt at the Depositary.

SIGN HERE
____________________________________________
____________________________________________
 Signature of Owner(s)

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Repadre Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the following information. See Instruction 4.)

Name(s) ________________________________________________

_______________________________________________________
(Please Print)
Capacity (full title) ___________________________________________
Address ________________________________________________
_______________________________________________________
(Please Print)
Capacity (full title) ___________________________________________
Address ________________________________________________
_______________________________________________________

(Include Postal or Zip Code)
Area Code and Tel. No. _______________________________________

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 4)

____________________________________________
(Authorized Signature)

_______________________________________________________
(Name)

_______________________________________________________
(Name of Firm)

_______________________________________________________
(Address, including Postal or Zip Code)

_______________________________________________________
_______________________________________________________
(Telephone Number, including Area Code)

Dated ________________________________________________ 2003

INSTRUCTIONS

1.    Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Repadre Shares or sent to an address other than the address of the registered holder(s) as shown on the register of shareholders maintained on behalf of Repadre, such signatures must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution). An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

2.    Delivery of Letter of Transmittal and Certificates

        This Letter of Transmittal is to be completed by the holders of the certificate(s) representing Repadre Shares submitted herewith. The certificate(s) for all physically delivered Repadre Shares, as well as a properly completed and duly executed Letter of Transmittal or facsimile thereof (together with all other documents required hereby), should be delivered or mailed to the Depositary in the envelope enclosed herewith marked "Corporate Actions Department" at the office set forth below.

        The method of delivery of the certificate(s) representing Repadre Shares is at the option and risk of the person transmitting such certificate(s). Repadre recommends that such documents be delivered by hand to the Depositary and a receipt be obtained therefor or, if mailed, that registered mail be used with an acknowledgement of receipt requested.

3.    Inadequate Space

        If the space provided herein is inadequate, the certificate numbers and the numbers of Repadre Shares should be listed on a separate signed schedule attached hereto.

4.    Signatures on Letter of Transmittal, Powers and Endorsements

  (a)
  If the Letter of Transmittal is signed by the registered holder(s) of the Repadre Shares transmitted hereby, the signature(s) must correspond with the name(s) as printed on the face(s) of the certificate(s) without alteration or any change whatsoever.

  (b)
  If any of the Repadre Shares transmitted hereby are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (c)
  If any Repadre Shares transmitted hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates.

  (d)
  If this Letter of Transmittal or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to IAMGold of their authority so to act should be submitted.

  (e)
  If this Letter of Transmittal is signed by the registered holder(s) of the Repadre Shares evidenced by the certificate(s) listed and submitted herewith, no endorsement of the certificate(s) or separate powers are required unless the certificate(s) representing the IAMGold Shares is/are to be issued to person(s) other than the registered holder(s). The signatures on such certificate(s) or powers must be guaranteed by an Eligible Institution.

  (f)
  If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Repadre Shares named on the face of the certificate(s) listed and submitted herewith, the certificate(s) must be endorsed or accompanied by appropriate share transfer or stock transfer powers, in either case signed exactly as the name or names of the registered holder or holders appears on the certificate(s). The signatures on such certificate(s) or powers must be guaranteed by an Eligible Institution.

5.    Special Registration and Delivery Instructions

        If the certificate(s) for IAMGold Shares is/are to be issued in the name of a person other than the signatory of this Letter of Transmittal or if such certificate(s) is/are to be sent to someone other than the person signing this Letter of Transmittal or to an address other than that shown above, the appropriate box on this letter of Transmittal must be completed.

6.    Lost Certificates

        If any certificate(s) representing Repadre Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary, at the address on the last page. The Depositary will respond with information regarding the requirements to replace such lost or destroyed certificate(s).

7.    Requests for Assistance or Additional Copies

        Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained without charge on request from the Depositary at the telephone number and address set forth in this Letter of Transmittal. Shareholders may also contact their local broker, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

Computershare Trust Company of Canada

By Mail

P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
Telephone: (416) 981-9633
Toll Free (in Canada and the US): 1-800-564-6253

QuickLinks

INSTRUCTIONS